GRAUBARD MILLER
The Chrysler Building
405 Lexington Avenue
Facsimile:	New York, N.Y. 10174	DIRECT DIAL NUMBER
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

May 24, 2013

VIA FEDERAL EXPRESS AND EDGAR

Larry Spirgel, Esq.

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trio Merger Corp.
Preliminary Proxy Statement on Schedule 14A
Filed May 2, 2013
File No. 001-35471

Dear Mr. Spirgel:

On behalf of Trio Merger Corp. (the “Company” or “Trio”), we respond as follows to the Staff’s comment letter dated May 9, 2013 to the above-captioned Preliminary Proxy Statement/Information Statement (“Preliminary Proxy Statement”). Page references in our responses correspond to the present version of the proxy statement, a copy of which has been marked to note the changes from the prior filing made on May 9, 2013. We are also delivering three courtesy copies of such marked proxy statement to Mr. Brandon Hill. Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Summary of the Material Terms of the Merger, page 2

1.	In the eleventh bullet point, please expand your disclosure to clarify that the amount payable to SAE stockholders as a dividend is contingent on the number of Trio shareholders that convert their shares to cash and will only be paid out of additional funds made available to SAE from the trust account. This discussion should clearly state that, rather than increasing the amount of working capital available to the combined company, fewer conversions will increase the dividend payable to the SAE shareholders. Please disclose the minimum working capital restrictions in your credit agreement. Moreover, please explain how SAE will fund such dividend prior to the closing of the merger.

Securities and Exchange Commission

May 24, 2013

To clarify our discussion of the dividend payable by SAExploration Holdings, Inc. (“SAE”), we note that SAE currently has sufficient surplus under state law and cash on hand to pay the full $15 million dividend (or even a larger dividend), but there are restrictions that are imposed by SAE’s senior credit facility (the “Credit Agreement”) and the merger agreement that must be satisfied in order for any dividend to be paid. The dividend will be declared by SAE immediately prior to the merger for payment to its stockholders, but the amount will not be able to be calculated until immediately prior to the merger. The dividend will be paid out of available cash.

With respect to the first part of the Staff’s comment, we note that, pursuant to the Credit Agreement, (i) an amount equal to the lesser of 62% of the net cash received from the merger or $27.5 million may be used by SAE to pay the SAE stockholder dividend and by Trio to pay the cash merger consideration and (ii) the balance of the net cash received will become available as working capital. Accordingly, fewer conversions will increase both the working capital available to the combined company and the amount available to SAE to pay such dividend. For example, if there is $20.2 million in net cash received from the merger as determined in accordance with the Credit Agreement because of conversions totaling 3,484,981 public shares (assuming a conversion price of $10.08 per share and payment of transaction costs of $5.7 million and accrued liabilities of $668,000), $12.5 million (representing 62% of the net cash received) will be used by Trio to pay the merger consideration, no dividend may be paid to the SAE stockholders and there will be an increase of $7.7 million in available working capital for the combined company. On the other hand, if there is $55.3 million in net cash received from the merger as determined in accordance with the Credit Agreement because there are no conversions (based on the same assumptions), $12.5 million will be used by Trio to pay the merger consideration, the full dividend of up to $15 million may be paid to the SAE stockholders and there will be an increase of $27.8 million in available working capital for the combined company. We have revised the disclosure in the eleventh bullet point on page 3 and on page 87 of the Preliminary Proxy Statement as requested to reflect the foregoing.

With respect to the second part of the Staff’s comment, the Credit Agreement does not contain a restrictive covenant that specifically addresses working capital, but it does have a covenant that establishes a debt service coverage ratio that has the effect of ensuring designated levels of free cash that can be used as part of the combined company’s working capital. We have revised the disclosure on pages 10, 46 and 158 of the Preliminary Proxy Statement to disclose these restrictions contained in the Credit Agreement as requested.

Securities and Exchange Commission

May 24, 2013

With respect to the third part of the Staff’s comment, we have revised the disclosure on pages 3 and 87 of the Preliminary Proxy Statement to disclose that SAE intends to declare any SAE stockholder dividend that is permitted under the terms of the Credit Agreement and the merger agreement immediately prior to the closing of the merger, which will be paid out of available cash.

Questions and Answers About the Proposals, page 4

Q: What happens if a substantial number of public stockholders, page 10

2.	We note your response to comment nine from our letter dated April 18, 2013. In your revised disclosure, you state that the “working capital available to the combined company will be no less than SAE’s historical level.” We note, however, that on page 151, you disclose that working capital for SAE “varies significantly from time to time.” For example, SAE’s working capital improved to $27.7 million at December 31, 2012 from a working capital deficit of $18.5 million at December 31, 2011. Please revise your disclosure to clarify that restrictions in your credit agreement establish the minimum working capital available following the merger and that SAE’s historical working capital has varied significantly.

We have revised the disclosures on pages 10, 46 and 158 to clarify that the Credit Agreement contains a restrictive covenant that establishes a debt service coverage ratio that has the effect of ensuring designated levels of free cash that can be used as part of the combined company’s working capital. We have also revised the disclosure on pages 10, 46 and 158 of the Preliminary Proxy Statement to reflect that SAE’s historical working capital has varied significantly as requested.

3.	We note your disclosure that the merger may be consummated even though the funds available from the trust account and the number of public stockholders are substantially reduced as a result of conversions by public stockholders. “With fewer public shares and public stockholders, the trading market for Trio common stock may be less liquid and Trio may not be able to meet the listing standards for Nasdaq or another national securities exchange.” Please provide your detailed analysis as to whether the transaction has a reasonable likelihood of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii) under the Exchange Act.

Likelihood of Rule 13e-3 Effects

Trio believes that the effect described in paragraph (a)(3)(ii)(B) of Rule 13e-3 (the “Rule”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is not reasonably likely to occur and that the effect described in paragraph (a)(3)(ii)(A) of the Rule will not be caused by the merger.

Securities and Exchange Commission

May 24, 2013

With respect to the effect in paragraph (a)(3)(ii)(B) of the Rule, Trio believes that, after the merger, it is likely that its common stock will continue to be authorized to be quoted on The Nasdaq Stock Market, LLC (“Nasdaq”). Trio expects that, after the merger, even in the “maximum conversions” scenario (as described in the Preliminary Proxy Statement in the section entitled “Unaudited Condensed Combined Pro Forma Financial Information”), there will be 3,031,624 of its existing shares of common stock held by non-affiliates (including existing shares held by initial stockholders who will not be affiliates), plus (i) at least an additional 1,290,232 shares of common stock that may be issued as part of the merger consideration to non-affiliated SAE common stockholders, (ii) an additional 100,000 shares of common stock that will be issued in exchange for the underwriters’ purchase options sold in Trio’s initial public offering and (iii) up to an additional 1,163,948 shares of common stock that may be issued to non-affiliated holders of its warrants (including warrants held by initial stockholders who will not be affiliates) in the warrant exchange contemplated by the merger agreement, which will be completed as soon as practical after the merger. As a result, the number of publicly held shares outstanding after the merger is expected to exceed the 1,000,000 publicly held shares required for listing on the Nasdaq. In addition, Trio currently has approximately 300 beneficial owners of its common stock and it will gain (i) at least an additional 37 owners of record as a result of SAE common stockholders receiving Trio common stock in the merger, (ii) an additional eight holders as a result of the exchange of the underwriters’ purchase options sold in Trio’s initial public offering and (iii) an indeterminate number of additional holders as a result of the warrant exchange. As a result, because the bulk of public shares electing conversion are typically owned by a few large holders, Trio expects that, after the merger, even in the “maximum conversions” scenario, there will be in excess of 300 beneficial holders of its common stock, as required for listing on Nasdaq. To the extent there are fewer than the maximum conversions, it is even more likely that the foregoing conditions will be satisfied.

Based on the foregoing, while there is a tangible risk that Trio may not meet the listing standards of Nasdaq or another national securities exchange as a result of the merger, Trio does not believe there is a reasonable likelihood of the effect described in paragraph (a)(3)(ii)(B) of the Rule occurring.

With respect to the effect in paragraph (a)(3)(ii)(A) of the Rule, as a result of the merger, Trio will not become eligible to terminate the registration of its common stock, and its reporting obligations with respect to its common stock will not become eligible for termination or suspension. This is because, prior to the merger, Trio’s common stock already is held of record (as defined in Rule 12g5-1 and Compliance and Disclosure Interpretations, Exchange Act Rules, Question 152.01) by less than 300 holders, the applicable threshold for termination or suspension for companies, like Trio, with more than $10 million in total assets. Accordingly, the merger will not “cause” Trio to become eligible to terminate its registration or terminate or suspend its reporting obligations. See Compliance and Disclosure Interpretations, Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, Question 104.01.

Securities and Exchange Commission

May 24, 2013

Applicability of Rule 13e-3

Additionally, irrespective of whether either such effect is reasonably likely to occur, we respectfully submit that the transactions contemplated by the merger agreement are not “Rule 13e-3 transactions” subject to the Rule. First, to the extent the exercise of conversion rights by Trio’s public stockholders could be considered a transaction involving “the purchase of an equity security by the issuer of the security” under Rule 13e-3(a)(3)(i)(A) or a tender offer under Rule 13e-3(a)(3)(i)(B), such a transaction is specifically excluded from the scope of Rule by paragraph (g)(4) of the Rule. This paragraph exempts “[r]edemptions, calls or similar purchases of an equity security by an issuer pursuant to specific provisions set forth in the instrument(s) creating or governing that class of equity securities.” The conversion of Trio’s public shares into cash in connection with the merger is pursuant to specific provisions of Trio’s amended and restated certificate of incorporation. Second, the merger is not a corporate transaction meeting the criteria under Rule 13e-3(a)(3)(i)(C). We refer to Question 1 of Securities and Exchange Commission (“Commission”) Release No. 34-17719, which asked whether the merger of an issuer with a non-affiliate is considered a Rule 13e-3 transaction. In response, the Commission stated that “[t]he Rule is intended to apply to a merger, consolidation or similar multi-party reorganization transaction of an issuer only if an affiliate of the issuer is also a party to the transaction. Transactions between the issuer and a non-affiliate are ordinarily the product of arm’s-length negotiations and therefore do not involve the potential for abuse and overreaching associated with the types of transactions intended to be covered by the Rule.” The transaction between Trio and SAE is exactly the kind of arm’s-length transaction contemplated by the foregoing statement. It is a transaction resulting from negotiations between unaffiliated third parties seeking only to obtain maximum value for their respective stakeholders. Furthermore, any reduction in the number of Trio stockholders or outstanding Trio shares would result solely from conversions, and not from the merger. In sum, regardless of whether either of the effects set forth in paragraph (a)(3)(ii) of the Rule are reasonably likely to occur, the Rule would not apply to the transactions contemplated by the merger agreement.

Voting Proxy Agreements, page 62

4.	We note that SAE will be in technical default under the credit agreement if Messrs. Hastings and Beatty do not have voting control over at least 51% of Trio’s common stock immediately after the merger. With the voting agreement with certain of Trio’s initial stockholders, tell us why Messrs. Hastings and Beatty will not have voting control immediately after the closing of the merger under the provisions of the Credit Agreement. In addition, tell us why you are disclosing the possible technical default under the Credit Agreement and the requirement to obtain a waiver from your lenders.

Securities and Exchange Commission

May 24, 2013

The percentage ownership of Messrs Hastings and Beatty after the merger will vary depending upon the number of Trio shares that are converted into cash. In order for them to hold 51% of Trio’s voting rights, including the shares subject to the voting proxy agreements, and thereby avoid the technical default, more than 2,499,515 shares will have to be converted. While Trio expects that some conversions will occur, there can be no assurance that at least this number will convert and, accordingly, there can be no assurance that, even with the shares covered by the voting proxy agreements, Messrs. Hastings and Beatty will have voting control over 51% of the then outstanding Trio shares. In such event, there would be a technical default of a covenant in the Credit Agreement. It is a condition to the closing under the merger agreement that the Credit Agreement be amended to the mutual satisfaction of SAE and Trio, and this covenant is one of the provisions SAE seeks to amend. There can be no assurance that the lenders will agree to an amendment to this covenant. However, SAE believes the lenders are likely to agree to an amendment, because the consummation of the merger in circumstances where there are few conversions would mean that SAE has access to significantly more funds (as more of the funds held in Trio’s trust account would be released to the combined company rather than being used to pay converting stockholders). We have revised the disclosure on page 63 of the Preliminary Proxy Statement to indicate that SAE is seeking an amendment to this covenant of its Credit Agreement.

Unaudited Pro Forma Condensed Combined Financial Information, page 90

5.	We note your responses to comments 31 and 32. Please quantify the purchase price (“merger consideration”) as stipulated on page 18 for each scenario. It is unclear to us why “the purchase price consideration remains constant and is not impacted by the number of public shares outstanding.” In this regard, tell us how you considered:

•	the dividend payable to SAE shareholders as a component of the purchase price. It appears that the amount of dividends payable before the merger will vary based on the projected gross cash available in the trust fund after the cash conversion.

•	the variability of the percentage interest acquired in the combined company in relation to a constant purchase price and how the SAE shareholders will be made whole.

We have revised the disclosures on page 99 of the Preliminary Proxy Statement as requested to reflect the variable dividend as a component of the purchase price. We have revised the disclosures on page 92 of the Preliminary Proxy Statement to remove the reference to a constant purchase price. The percentage interest in the combined company acquired by the SAE common stockholders and holders of the SAE derivative securities will vary depending upon the number of shares of Trio common stock that are converted into cash. There is no mechanism to make the SAE security holders whole in terms of percentage ownership because the fewer Trio stockholders that convert, the more cash remains in the combined company, and the more Trio stockholders that convert, the greater the percentage ownership in the combined company that is received by the SAE stockholders.

Securities and Exchange Commission

May 24, 2013

6.	We note your response to comment 33. Please further explain why it is unlikely that the parties would agree to consummate the transaction if stockholders owning more than 3,491,231 shares (up to 5,520,823 shares) opt for a cash conversion. In the last paragraph on page 44, you raised the possibility that Trio may need to raise additional financing in order to consummate the merger, if Trio will have less than $30 million in cash on hand immediately prior to the merger, after accounting for certain payments including the payments to converting shareholders. Please reconcile the discrepancies in your disclosure.

Please note that as a result of a changes in certain expenses set forth in the pro forma financial statements, references to “3,491,231 shares” will be replaced with “3,484,981 shares” in the “maximum conversions” scenario and other places where that number of shares appears.

It is unlikely that the parties would agree to consummate the transaction if stockholders owning more than 3,484,981 shares opt for cash conversion, because, even though Trio may seek to raise additional financing in order to consummate the merger, Trio has not taken any steps to obtain a commitment for such additional financing, nor is it aware whether such additional financing is available on terms acceptable to it or at all. Therefore, it is unlikely that Trio would be able to locate any suitable third party financing at this point. We have revised the disclosure on pages 18, 32, 33, 45, 46 and 94 of the Preliminary Proxy Statement to disclose the foregoing.

7.	We note your response to comment 36. Revise (a) to disclose that the reclassification of cash and cash equivalents amount was determined by reducing the cash and cash equivalents held in trust of $61.7 million less the cash conversion of $35.2 million and payment of accounts payable of $605,000.

We have revised the disclosures on page 96 of the Preliminary Proxy Statement as requested. We note that the cash conversion was revised to $35.1 million due to the increase in Trio’s accounts payable for March 2013 to $668,000.

Securities and Exchange Commission

May 24, 2013

Pro Forma Condensed Combined Balance Sheet, page 92

8.	Please clarify how you accounted for the holders of current SAE outstanding warrants and exchangeable shares who do not exercise or exchange such securities prior to or in connection with the merger in the pro forma financial statements. We note your disclosures on page 16.

As noted, SAE has outstanding two types of derivative securities, “exchangeable shares” and warrants. We now believe that neither of these derivatives will result in non-controlling interest at the time of the merger because the First Amendment to the Agreement and Plan of Reorganization contemplates that all 6,448,413 shares of Trio common stock, which includes the shares to be issued to holders of these SAE derivative securities, will be issued and become outstanding as a result of the merger. Consequently, they will not be a part of Trio’s capitalization and will not be shown on Trio’s financial statements post-merger. After the merger, the SAE derivative securities will not represent the right to receive Trio shares from Trio but rather the right to receive a pro rata portion of the merger consideration paid to the SAE common stockholders, on a fully diluted basis. Until the time the holders of the derivative securities wish to exercise their rights to receive the merger consideration, the Trio shares and the rest of the merger consideration the holders are entitled to receive will held by an escrow agent. While the exchange shares and warrants are in the money, in the unlikely event that they do not exchange or exercise their shares before they terminate, the unclaimed merger consideration will go pro rata to the other holders of the SAE common stock, on a fully-diluted basis. As a result, we have revised the disclosure on pages 94 and 99 of the Preliminary Proxy Statement to omit any references to a non-controlling interest in Trio after the merger.

Pro Forma Combined Condensed Income Statement, page 95

9.	We note your response to comment 44. We also read your revised disclosure in the last paragraph of page 45. Please include an aggregate of 1,480,000 shares of issuable common stock in your diluted weighted share calculation on page 96, assuming that the promissory notes are converted and Trio holders of the insider warrants and EBC warrants agree to exchange their warrants at a ratio of ten warrants for each share of stock. We refer you to ASC 260-10-45-21.

We have revised the disclosures on pages 34, 98 and 99 of the Preliminary Proxy Statement as requested to reflect separately the basic and diluted weighted average share numbers outstanding and earnings per share, and the diluted weighted average share numbers now assume that the Trio promissory notes will be converted and the warrants underlying such promissory notes, the insider warrants and the EBC warrants all will be exchanged for shares of Trio common stock in the warrant exchange.

10.	We note your response to comment 45. It appears that not all of the SAE shareholders are expected to exchange their shares. Tell us if the merger agreement provides for a minimum number of shares that SAE shareholders are required to exchange to consummate the transaction. Additionally, tell us your basis of measurement for noncontrolling interest and how you gave effect to this contingency in the pro forma financial statements.

Securities and Exchange Commission

May 24, 2013

With respect to the first part of the Staff’s comment, upon consummation of the merger, by virtue of the merger and the merger agreement and without further action, 100% of the shares of SAE common stock and preferred stock will be cancelled and converted into either the applicable merger consideration or, with respect to shares as to which SAE stockholders have exercised appraisal rights, the fair market value of the shares in cash. The merger agreement contains a condition to closing that appraisal rights have not been exercised by SAE stockholders owning 10% or more of the outstanding SAE shares. Otherwise, the merger agreement does not provide for a minimum number of shares that SAE common and preferred stockholders are required to exchange to consummate the transaction.

With respect to the second part of the Staff's comment, as noted in our response to comment 8, we no longer believe there will be a non-controlling interest in Trio, as all shares of Trio common stock that are part of the merger consideration going to the holders of SAE derivative securities will be issued in the merger. We have revised the disclosure on pages 94 and 99 to omit any references to a non-controlling interest in Trio after the merger.

Report of Independent Certified Public Accountants, page FS-19 Unaudited Financial Statements, pages FS-47 through FS-61

11.	We note your responses to comments 53 and 55. After we review your future revisions, we may have further comments.

Please note we have revised the Preliminary Proxy Statement to include audited financial statements for SAE’s 2010 fiscal year. Furthermore, Grant Thornton’s Report of Independent Registered Public Accounting Firm, on page FS-45, has been revised to state that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

(f) Revenue Recognition, page FS-25.

12.	We note your response to comment 56. Please revise your disclosure to clearly define variable price and fixed price contracts and your basis of accounting for each. Alternatively revise your risk factor on page 68 to conform with your disclosure hereunder.

We have revised the disclosures on pages 70, 164 and FS-51 of the Preliminary Proxy Statement as requested.

Securities and Exchange Commission

May 24, 2013

Updating

13.	Please update the financial statements and applicable sections pursuant to Rule 3-12 of Regulation S-X.

We have updated the Preliminary Proxy Statement to include unaudited financial statements and related disclosure for the first fiscal quarter of 2013 as required pursuant to Rule 3-12 of Regulation S-X.

* * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Eric S. Rosenfeld